EXHIBIT 21

LIST OF SUBSIDIARIES

Humphrey Hospitality Trust, Inc. owns 100% of the voting securities of the corporations listed below.

Subsidiary	Jurisdiction of Incorporation

Humphrey Hospitality REIT Trust	Maryland
E&P REIT Trust	Maryland
TRS Leasing, Inc.	Virginia

The Company, either directly or through its subsidiaries, owns the following partnership interests:

Name	State of Formation	Partnership Interest

Humphrey Hospitality Limited Partnership	Virginia	88%
E&P Financing Limited Partnership	Maryland	100%
Solomons Beacon Inn Limited Partnership	Maryland	100%